Exhibit 99.86

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company

Fire & Flower Holdings Corp. (the “Corporation”)

150 King St., W., Suite 308

Toronto, ON M5H 1J9

2.	Date of Material Change

November 1, 2020

3.	News Release

News release was disseminated on November 2, 2020 through Canada NewsWire.

4.	Summary of Material Change

On November 1, 2020, the Corporation and its wholly-owned subsidiary Fire & Flower Inc. (collectively, “Fire & Flower”) entered into a definitive share purchase agreement (the “SPA”) with, among others, Friendly Stranger Holdings Corp. (“FSHC”) and certain key shareholders of FSHC. The SPA contemplates Fire & Flower acquiring all of the issued and outstanding shares of FSHC (the “FSHC Shares”).

Pursuant to the terms of the SPA, as consideration for all of the issued and outstanding FSHC Shares, Fire & Flower will assume $5,000,000 of debt and issue to the shareholders of FSHC up to an aggregate of 31,117,750 common shares of the Corporation (subject to adjustment as contemplated in the SPA) (the “Consideration Shares”).

5.	Full Description of Material Change

On November 1, 2020, Fire & Flower entered into the SPA with, among others, FSHC and certain key shareholders of FSHC. The SPA contemplates Fire & Flower acquiring all of the issued and outstanding FSHC Shares. At closing of the acquisition, it is expected that FSHC own and operate 11 licensed cannabis retail stores across the province of Ontario with 4 additional cannabis stores in queue to be licensed and operational by the end of the fourth quarter of 2020, al operating under the “Friendly Stranger”, “Hotbox” and “Happy Dayz” brands.

Pursuant to the terms of the SPA, as consideration for all of the issued and outstanding FSHC Shares, Fire & Flower will assume $5,000,000 of debt and issue to the shareholders of FSHC up to an aggregate of 31,117,750 Consideration Shares (subject to adjustment as contemplated in the SPA).

Pursuant to the terms of the SPA, an aggregate of 8,339,557 Consideration Shares will be held in escrow following closing and will, subject to certain conditions, be issued to the former shareholders of FSHC upon receipt of all applicable authorizations at additional cannabis retail store locations in each of Dundas, Midland and Cambridge, Ontario.

Closing of the acquisition is subject to the satisfaction or waiver of certain conditions, including the receipt of all required third-party and regulatory approvals (including the approval of the Toronto Stock Exchange and the Alcohol and Gaming Commission of Ontario, as applicable).

The acquisition is expected to close in the fourth quarter of 2020.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

8.	Executive Officer

Matthew Anderson, the Corporate Secretary of the Corporation, is knowledgeable about this material change report and may be contacted at (780) 540-7518 or at manderson@fireandflower.com.

9.	Date of Report

November 11, 2020